

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010

January 11, 2008

Yaniv Arieli
Chief Financial Officer
CEVA, Inc.
2033 Gateway Place, Suite 150
San Jose, California 95110-1002

> **RE: CEVA, Inc.
> Form 10-K for the fiscal year ended December 31, 2006
> Filed March 16, 2007
> File No. 000-49842**

Dear Mr. Arieli:

　　　　We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

　　　　　　　　　　Sincerely,

　　　　　　　　　　Martin F. James
　　　　　　　　　　Senior Assistant Chief Accountant